[WYNDHAM LETTERHEAD]

December 6, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Withdrawal of Registration Statement on Form S-3 (Registration No. 333-76231)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Wyndham International, Inc., a Delaware corporation (the “Company”), hereby files this application for withdrawal of the Company’s registration statement on Form S-3, Registration No. 333-76231 (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission on April 13, 1999 to register the sale of certain shares by a selling stockholder. The selling stockholder decided not to pursue the sale of such shares pursuant to the Registration Statement. None of the securities were sold, and no securities will be sold, under the above referenced Registration Statement.

If you have any questions or comments regarding the foregoing, please contact me at (214) 863-1821.

Very truly yours,

/S/ MARK A. SOLLS

Mark A. Solls, Executive Vice President, General Counsel and Chief Legal Officer